UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 27, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited is furnishing under cover of Form 6-K a statement dated June 27, 2013 relating to the Press Release announcing its receipt of NASDAQ letter.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: June 27, 2013

For immediate release

Hong Kong Television Network Limited

Receipt of NASDAQ Letter

(Hong Kong, June 27, 2013) Hong Kong Television Network Limited (the “Company”, SEHK: 1137; NASDAQ: HKTV), today announced that on June 25, 2013, it received a letter from NASDAQ (the “NASDAQ Letter”) advising that as a result of Dr. Chan Kin Man’s resignation as an independent non-executive director on June 7, 2013, the Company’s audit committee is no longer comprised of at least three independent directors, as required by Listing Rule 5605(c)(2)(A).

The NASDAQ Letter provides that, consistent with NASDAQ Listing Rule 5605(c)(4), NASDAQ will provide the Company a cure period in order to regain compliance as follows:

(i)	until the earlier of the Company’s next annual shareholders’ meeting or June 7, 2014; or

(ii)	if the next annual shareholders’ meeting is held before December 4, 2013, then the Company must evidence compliance no later than December 4, 2013.

As disclosed in the announcement of the Company dated June 7, 2013, the Company will identify a suitable candidate to fill the vacancy as soon as possible within three months from the date of Dr. Chan’s resignation.

- End -

About Hong Kong Television Network Limited

Hong Kong Television Network Limited is a Hong Kong and the U.S. listed company (SEHK : 1137; NASDAQ : HKTV). Established in 1992, the Group possesses extensive and successful experience in telecom market liberalization, popularizing advanced technology & applications.

The Group strives to expand its foothold to the TV industry. Since 2011, we have been aggressive in forming the dream team of artistes, production and creative Talents. The Group will invest over HK$800 million in the next three years to build a 500,000 sq. ft. TV & Multimedia Production Centre, including the largest studio in Asia with an area of 18,000 square ft. and post-production suite equips with 3D and Super High-definition production facilities. At commencement, HKTV will broadcast 5 channels, and will increase up to 30 in 6 years.

For Enquiries, please contact :
Corporate Communications	Investor Engagement
Jessie Cheng	Alice Wong
Tel : +852 3145 4118	Tel : +852 3145 6888
Email: chengcm@hktv.com.hk	Email : investor_engagement@hktv.com.hk